UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Schedule 13G—Information to be included in statements filed pursuant to §240.13d–1(b),

(c), and (d) and amendments thereto filed pursuant to §240.13d–2.

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Jefferies Group, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

472319102

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 472319102	13G	Page 2 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard B. Handler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,768,994 shares of common stock at December 31, 2011
	6.	Shared Voting Power 2,689,147 shares of common stock at December 31, 2011
	7.	Sole Dispositive Power 7,575,339 shares of common stock at December 31, 2011
	8.	Shared Dispositive Power 2,689,147 shares of common stock at December 31, 2011
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,458,141 shares of common stock at December 31, 2011
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.1%
12.	Type of Reporting Person (See Instructions) IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 472319102	13G	Page 3 of 5

Item 1.

(a)	Name of Issuer:

Jefferies Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

520 Madison Avenue, New York, New York 10022

Item 2.

(a)	Name of Person Filing:

Richard B. Handler

(b)	Address of Principal Business Office or, if none, Residence:

c/o Jefferies & Company, Inc.
The Metro Center, One Station Place, Three North, Stamford, Connecticut 06902

(c)	Citizenship:

U.S.A.

(d)	Title of Class of Securities:

Common Stock, par value $.0001

(e)	CUSIP Number:

472319102

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. 472319102	13G	Page 4 of 5

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

The following sets forth beneficial ownership information at December 31, 2011:

(a) Amount beneficially owned:	10,458,141

(b) Percent of class:	5.1%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:	7,768,994

(ii) Shared power to vote or direct the vote:	2,689,147

(iii) Sole power to dispose or direct the disposition of:	7,907,734

(iv) Shared power to dispose or direct the disposition of:	2,689,147

Does not include: 1,509,872 restricted stock units which the Reporting Person does not have a right to acquire within 60 days of December 31, 2011; and 101,511 deferred shares under the Jefferies Group, Inc. Deferred Compensation Plan which the Reporting Person does not have the right to acquire within 60 days of December 31, 2011.

After the expiration of all applicable vesting and deferral periods, the Reporting Person would beneficially own 12,069,524 shares (representing 5.9% of the currently outstanding class).

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

CUSIP No. 472319102	13G	Page 5 of 5

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of a Group.

Not Applicable.

Item 9.	Notice of Dissolution of a Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2012	/s/ Roland T. Kelly
Roland T. Kelly, on behalf of
Richard B. Handler, by power of attorney